INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

July 5, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 812-21719 (the “Registrant”)
on behalf of the AAM/Bahl & Gaynor Income Growth Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 5, 2012, regarding Post-Effective Amendment No. 250 to the Registrant’s Form N-1A registration statement with respect to the AAM/Bahl & Gaynor Income Growth Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 266 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Investment Objective

1.  Because the Fund’s name contains “Income”, consider changing the objective to state that the primary objective is income and the secondary objective is capital appreciation or consider changing the Fund’s name to “Income and Growth”.

Response:  The Fund’s objective has been modified as follows:

The Fund’s investment objective is primarily current and growing income and secondarily long-term capital appreciation. (Emphasis added).

Fee and Expense Table

2.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment advisor that is referenced in the footnote to the fee and expense table.  In addition, confirm that the contractual period is longer than one year.

Response:  The Fund has included a copy of the fee waiver agreement with its investment advisor, Advisors Asset Management, Inc. (the “Advisor”), as an exhibit to the Amendment.  In addition, the Registrant confirms that the contractual period is longer than one year.

Principal Investment Strategies

3.  Provide the types of equities in which the Fund will invest.

Response:  The type of equities in which the Fund will primarily invest is common stocks.  The sentence excerpted below has been modified to reflect this.

Although the Fund may invest in any size companies, it will primarily invest in the common stocks of large capitalization companies. (Emphasis added).

4.  Provide the investment style used for the Fund (i.e. growth, value or blended).

Proposed Response:  The following sentence was added to the principal strategies section:

The Fund’s sub-advisor focuses on high-quality companies that typically produce steady earnings and dividend growth.

5.  Confirm whether the Fund will invest in equity related derivatives.

Proposed Response:  The Fund does not intend to invest in equity related derivative investments.

Principal Risks of Investing

6.  Because the Fund will invest in 35 to 50 securities, provide focused risk disclosure.

Response:  The following risk disclosure has been added:

Focused Risk.  Although the Fund is diversified, it intends to focus its investments in the securities of a comparatively small number of issuers.  Investment in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were diversified among the securities of a greater number of issuers.

Portfolio Managers

7.  Confirm in the response letter that each of the portfolio managers listed has a primary responsibility for the day-to-day management of the Fund.

Response:  The Registrant confirms that each portfolio manager listed on page 4 of the Prospectus has a primary responsibility in the day-to-day management of the Fund.

Management of the Fund

Prior performance for Similar Accounts Managed by the Advisor

8. Confirm whether the Sub-advisor managed a registered investment company with a similar investment strategy during the dates of the composite performance provided in the Prospectus.

Response:  The Registrant confirms that the Sub-advisor did not manage a registered investment company with a similar investment strategy during the dates of the composite performance provided in the Prospectus.

9. Confirm whether the “Net Returns” of the composite have been restated using the Fund’s expenses.  If not, revise the statement to make clearer.

Response:  The “Net Returns” are net of fees and expenses of the composite and have not been restated using the Fund’s expense cap.  The footnote has been revised as follows:

*The actual fees and expenses of the Income Quality Growth Taxable Composite are lower than the anticipated operating expenses of the Fund and, accordingly, the performance results of the composite are greater than the Fund’s performance would have been. (Emphasis added)

10. Provide a brief description of the difference between the GIPS performance calculation to the SEC method of calculating performance.

Proposed Response:  The following has been added to the section:

The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

11. Clarify that the last section titled “Advisory Fees” are for the composite and not the Fund.

Response:  The section title has been modified to “Income Quality Growth Taxable Composite Advisory Fees.”

Portfolio Managers (Page 10)

12. Provide a brief description of the roles of the portfolio managers.

Response:  The following underlined sentence was added to the paragraph under this section:

Bahl & Gaynor makes investment decisions through an Investment Committee.  The Investment Committee is comprised of 13 senior investment professionals who are actively involved in the decision making process.  All of these senior managers function as portfolio managers, research analysts, and client service contacts.  In addition, each senior manager specializes in a specific sector in which the Fund invests.  The senior managers function as peers with each having an equal vote on portfolio security purchases and sales.  (Emphasis added)

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

13.  Please confirm that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of industries.

Response:  The Registrant confirms that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

Management of the Fund

Compensation

14.  Please confirm the accuracy of the number of funds listed in the table is current for the heading “Total Compensation from Trust (32 Funds) Paid to Trustees”.

Response:  The Registrant confirms that the above-referenced table has been updated to include the current number of portfolios in the Trust form which the Trustees’ compensation is paid.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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